As filed with the Securities and Exchange Commission on August 17, 2000

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13D-1 AND AMENDMENTS THERETO
                      FILED PURSUANT TO RULE 13D-2(A)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   NorthPoint Communications Group, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, Par Value $0.001 per Share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                666610 20 9
-------------------------------------------------------------------------------
                               (CUSIP Number)

                            Marianne Drost, Esq.
                         Bell Atlantic Corporation
                       (d/b/a Verizon Communications)
                        1095 Avenue of the Americas
                             New York, NY 10036
                               (212) 395-1783

                              With a copy to:

                          Martha E. McGarry, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              August 7, 2000
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



CUSIP NO.   666610 20 9                13D
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

      Bell Atlantic Corporation (d/b/a Verizon Communications)*
      (I.R.S. IDENTIFICATION NO. 232259884)
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  |_|
      N/A                                                         (b)  |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS         OO

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
      N/A
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
   NUMBER OF                     N/A
     SHARES         -----------------------------------------------------------
       BY           8           SHARED VOTING POWER
      EACH                       67,670,268**
   REPORTING        -----------------------------------------------------------
     PERSON         9           SOLE DISPOSITIVE POWER
      WITH                       N/A
                    -----------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                 N/A
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       67,670,268

-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
       N/A
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       51.0%***
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
-------------------------------------------------------------------------------


                   SEE INSTRUCTIONS BEFORE FILLING OUT!

* Verizon Ventures I Inc. is a wholly-owned subsidiary of Verizon Advanced Data Inc. Verizon Advanced Data Inc. is a wholly-owned subsidiary of Bell Atlantic Corporation (d/b/a Verizon Communcations). Due to Verizon Advanced Data Inc.'s and Bell Atlantic Corporation's direct or indirect ownership of Verizon Ventures I Inc., each may be deemed to beneficially own shares of NorthPoint Communication Group, Inc.'s common stock. Verizon Advanced Data Inc. and Bell Atlantic Corporation do not have any interest in shares of NorthPoint Communication Group, Inc.'s common stock independent of their ownership interests in Verizon Ventures I Inc.

** Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Voting and Lock-Up Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of Bell Atlantic Corporation (d/b/a Verizon Communications), Verizon Advanced Data Inc., or Verizon Ventures I Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

*** The 51.0% is determined by dividing the 67,670,268 shares of Common Stock described in Sections 8 and 11 above by the 132,742,066 shares of Common Stock outstanding as of August 4, 2000. In the event that certain stockholders sell the 3,400,000 shares of Common Stock as permitted by the Voting Agreements (as described in Item 4 herof), the percentage of issued and outstanding shares of Common Stock subject to the Voting Agreements set forth in this Section 13 will be reduced from 51.0% to 48.4%.




CUSIP NO.   666610 20 9                13D
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

      Verizon Advanced Data Inc.*  (I.R.S. IDENTIFICATION NO. 541885544 )
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  |_|
      N/A                                                         (b)  |_|
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3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS         OO

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
      N/A
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
   NUMBER OF                     N/A
     SHARES         -----------------------------------------------------------
       BY           8           SHARED VOTING POWER
      EACH                       67,670,268**
   REPORTING        -----------------------------------------------------------
     PERSON         9           SOLE DISPOSITIVE POWER
      WITH                       N/A
                    -----------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                 N/A
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       67,670,268
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
       N/A
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       51.0%***
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
-------------------------------------------------------------------------------


                   SEE INSTRUCTIONS BEFORE FILLING OUT!

* Verizon Ventures I Inc. is a wholly-owned subsidiary of Verizon Advanced Data Inc. Verizon Advanced Data Inc. is a wholly-owned subsidiary of Bell Atlantic Corporation (d/b/a Verizon Communcations). Due to Verizon Advanced Data Inc.'s and Bell Atlantic Corporation's direct or indirect ownership of Verizon Ventures I Inc., each may be deemed to beneficially own shares of NorthPoint Communication Group, Inc.'s common stock. Verizon Advanced Data Inc. and Bell Atlantic Corporation do not have any interest in shares of NorthPoint Communication Group, Inc.'s common stock independent of their ownership interests in Verizon Ventures I Inc.

** Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Voting and Lock-Up Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of Bell Atlantic Corporation (d/b/a Verizon Communications), Verizon Advanced Data Inc., or Verizon Ventures I Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

*** The 51.0% is determined by dividing the 67,670,268 shares of Common Stock described in Sections 8 and 11 above by the 132,742,066 shares of Common Stock outstanding as of August 4, 2000. In the event that certain stockholders sell the 3,400,000 shares of Common Stock as permitted by the Voting Agreements (as described in Item 4 herof), the percentage of issued and outstanding shares of Common Stock subject to the Voting Agreements set forth in this Section 13 will be reduced from 51.0% to 48.4%.




CUSIP NO.   666610 20 9                13D
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

      Verizon Ventures I Inc.* (I.R.S. IDENTIFICATION NO. Applied For)
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  |_|
      N/A                                                         (b)  |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS         OO

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
      N/A
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
   NUMBER OF                     N/A
     SHARES         -----------------------------------------------------------
       BY           8           SHARED VOTING POWER
      EACH                       67,670,268**
   REPORTING        -----------------------------------------------------------
     PERSON         9           SOLE DISPOSITIVE POWER
      WITH                       N/A
                    -----------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                 N/A
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       67,670,268
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
       N/A
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       51.0%***
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
-------------------------------------------------------------------------------


                   SEE INSTRUCTIONS BEFORE FILLING OUT!

* Verizon Ventures I Inc. is a wholly-owned subsidiary of Verizon Advanced Data Inc. Verizon Advanced Data Inc. is a wholly-owned subsidiary of Bell Atlantic Corporation (d/b/a Verizon Communcations). Due to Verizon Advanced Data Inc.'s and Bell Atlantic Corporation's direct or indirect ownership of Verizon Ventures I Inc., each may be deemed to beneficially own shares of NorthPoint Communication Group, Inc.'s common stock. Verizon Advanced Data Inc. and Bell Atlantic Corporation do not have any interest in shares of NorthPoint Communication Group, Inc.'s common stock independent of their ownership interests in Verizon Ventures I Inc.

** Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Voting and Lock-Up Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of Bell Atlantic Corporation (d/b/a Verizon Communications), Verizon Advanced Data Inc., or Verizon Ventures I Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

*** The 51.0% is determined by dividing the 67,670,268 shares of Common Stock described in Sections 8 and 11 above by the 132,742,066 shares of Common Stock outstanding as of August 4, 2000. In the event that certain stockholders sell the 3,400,000 shares of Common Stock as permitted by the Voting Agreements (as described in Item 4 herof), the percentage of issued and outstanding shares of Common Stock subject to the Voting Agreements set forth in this Section 13 will be reduced from 51.0% to 48.4%.



ITEM 1. Security and Issuer.

                  This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of NorthPoint Communications Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 303 Second Street, South Tower, San Francisco, CA 94107.

ITEM 2. Identity and Background.

                  (a)-(c); (f) This Schedule 13D is filed jointly by Bell Atlantic Corporation (d/b/a Verizon Communications), a Delaware corporation ("Verizon"), Verizon Advanced Data Inc., a Delaware corporation ("Verizon Advanced Data"), and Verizon Ventures I Inc., a Delaware corporation ("Ventures," together with Verizon and Verizon Advanced Data, the "Reporting Persons"). The address of each Reporting Person's principal place of business is 1095 Avenue of the Americas, New York, NY 10036. Verizon is a domestic and international provider of communications and communications related services, including wireline telecommunications services, wireless communications services, and publishing businesses. Verizon Advanced Data is a wholly-owned subsidiary of Verizon. It owns all of the outstanding shares of Ventures. Ventures is a wholly-owned subsidiary of Verizon Advanced Data. All of the outstanding stock of Ventures is owned by Verizon Advanced Data. Ventures was formed for the sole purpose of consummating the transactions contemplated by the Merger Agreement (as defined below).

                  The name, business address, present principal occupation or employment, the name and principal business of any corporation or other organization in which such employment is conducted and the citizenship of each of the directors and executive officers of each of the Reporting Persons is set forth in Schedule I hereto, which is incorporated by reference.

                  (d)-(e) During the last five years, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

                  On August 7, 2000, Verizon, Ventures, Verizon Ventures II Inc., a Delaware corporation and wholly-owned subsidiary of Ventures ("Ventures II"), and the Issuer entered into an Agreement and Plan of Merger, dated as of August 7, 2000 (the "Merger Agreement"). As an inducement for Verizon and Ventures to enter into the Merger Agreement and in consideration therefor, certain holders of Common Stock identified on
Schedule II hereto (the "Stockholders"), who collectively are the beneficial owners of 67,670,268 shares of Common Stock (the "Subject Shares"), entered into Voting and Lock-Up Agreements with Ventures (the "Voting Agreements"). Pursuant to the Voting Agreements, the Stockholders agreed to vote the Subject Shares beneficially owned by them in favor of the approval and adoption of the Merger Agreement and the approval of the Merger (as defined in Item 4 hereof) and against any alternative transaction. None of Verizon, Ventures or Ventures II paid additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements. In addition, each Stockholder granted Ventures an irrevocable proxy coupled with an interest with respect to the shares covered by the Voting Agreement.

ITEM 4. Purpose of Transaction.

Merger and Merger Agreement

                  The Merger Agreement provides, subject to the terms and conditions set forth therein, for the merger of Ventures II with and into the Issuer (the "Merger") pursuant to which the Issuer will become a wholly-owned subsidiary of Ventures. At the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock subject to dissenters' rights) will be converted into the right to receive one share of Ventures' common stock, par value $0.01 per share, and an amount in cash equal to $350 million divided by the number of issued and outstanding shares of Common Stock and warrants to purchase Common Stock outstanding immediately prior to the Effective Time. The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time, Verizon or the Issuer may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement. If consummated, the Merger will result in Verizon becoming the indirect holder of 55% (subject to adjustment) of the outstanding shares of common stock of Ventures. The holders of the Common Stock immediately prior to the Effective Time will hold the remaining shares of Ventures' common stock. In connection with the Merger, Verizon will contribute to Ventures its wholesale digital subscriber line assets and $800 million in cash. A portion of the $800 million in cash will, subject to certain conditions, be contributed to the Issuer in the form of a $150 million purchase of 9% Convertible Preferred Stock of the Issuer and a $200 million Senior Secured Debt Facility, in each case as described below.

                  If the Merger is completed, (i) the Board of Directors of Ventures will initially consist of three directors selected by the Issuer (the "NorthPoint Directors") and six directors selected by Verizon (the "Verizon Directors"), three of which will be independent directors (within the meaning of the rules of the Nasdaq Stock Market) and (ii) generally, the officers of the Issuer will be the officers of Ventures, in each case until their successors are duly elected or appointed (as the case may be) and qualified in accordance with the terms of the Merger Agreement. At the Effective Time, (i) the certificate of incorporation of Ventures, as in effect immediately prior to the Effective Time, shall be amended and restated to read in its entirety in the form set forth as Exhibit B to the Merger Agreement and (ii) the by-laws of Ventures as in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety in the form set forth as Exhibit C to the Merger Agreement.

                  For a period of 18 months immediately following the Merger, the by- laws of Ventures will provide that the authorization, approval or ratification of the following actions will require the approval of seven members of the Board of Directors:

         (1) any amendment to the certificate of incorporation of Ventures or to certain provisions of the by-laws of Ventures relating to the election of directors;

         (2)      any change in Ventures' legal form;

         (3) the adoption of any plan of liquidation or dissolution, or commencement of a voluntary case under the federal bankruptcy laws or any other applicable state or federal bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in any involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Ventures or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due; and

         (4) the sale, conveyance, exchange, transfer or purchase of any of Ventures' tangible or intangible assets, the sales price of which represents, in one or a series of related transactions, in excess of 20% of the fair value of Ventures' total consolidated assets.

                  In addition, for a period of 18 months following the Merger, the by- laws of Ventures will require the approval of a majority of the Board of Directors which includes at least three NorthPoint Directors and two Verizon Directors (one of whom is an independent director and one of whom is a Verizon Director who is not an independent director) in order for Ventures to enter into any line or lines of business other than NorthPoint's present line of business.

                  Upon consummation of the Merger, Ventures will change its name to "NorthPoint Communications Group Inc." and expects to have its shares approved for quotation on the Nasdaq Stock Market Inc.'s ("Nasdaq") National Market.

Voting and Lock-Up Agreements

                  In connection with the Merger, Ventures has entered into Voting and Lock-Up Agreements, each dated as of August 7, 2000 (the "Voting Agreements"), with each of the Stockholders, who have, among other things,
(i) agreed to vote all of their shares of Common Stock (in the aggregate, approximately 51.0% of the 132,742,066 shares of Common Stock outstanding as of August 4, 2000) in favor of the Merger and against certain competing transactions (the "Voting Actions") and (ii) agreed not to sell or transfer any of their shares of Common Stock prior to the Effective Time or termination of the Voting Agreements, provided, however, Elizabeth A. Fetter is permitted to make limited sales not to exceed 100,000 shares per quarter and 400,000 shares in the aggregate and each of Robert F. Flood, Steven Gorosh, Barbara and Nathan Gregory, Michael Malaga and Timothy Monahan is permitted to make limited sales not to exceed 200,000 shares per quarter and 600,000 shares in the aggregate. In the event that each of Ms. Fetter, Mr. Flood, Mr. Gorosh, Mr. and Mrs. Gregory, Mr. Malaga and Mr. Monahan sell the maximum number of shares permitted under the Voting Agreements (3,400,000 in the aggregate) the percentage of issued and outstanding shares of Common Stock subject to the Voting Agreements will be reduced from 51.0% to 48.4%. In addition, pursuant to the Voting Agreements, the Stockholders have granted to Ventures a proxy to vote the Subject Shares in accordance with clause (i) of the preceding sentence with respect to the Voting Actions, which proxy is irrevocable during the term of the Voting Agreements and coupled with an interest. The Stockholders have also agreed to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions.

                  The covenants and agreements contained in the Voting Agreements will terminate upon the termination of the Merger Agreement.

Securities Purchase Agreement

                  In connection with the Merger Agreement, Verizon and the Issuer have entered into a Securities Purchase Agreement, dated as of August 7, 2000, whereby Verizon, subject to certain conditions, has agreed to purchase 150,000 shares of 9% Convertible Preferred Stock (the "Preferred Stock") of the Issuer for a purchase price of $150,000,000. Upon receipt of the requisite government approvals, each share of Preferred Stock will vote together with the Common Stock on an as converted basis and will be convertible into shares of Common Stock at an initial conversion price of $13.42 per share. Upon the consummation of the Merger, the Preferred Stock will be converted into shares of common stock of Ventures and will constitute a portion of the consideration for the 55% interest in Ventures which will be held by Verizon.

Commitment Letter Relating to a Senior Secured Debt Facility

                  In connection with the Merger Agreement, Verizon and the Issuer entered into a Commitment Letter, dated as of August 7, 2000, whereby Verizon, subject to certain conditions, agreed to enter into a $200 million Senior Secured Debt Facility. Upon the consummation of the Merger, the rights and obligations of Verizon under the Senior Secured Debt Facility will be contributed to and assumed by Ventures and will constitute a portion of the consideration for the 55% interest in Ventures which will be held by Verizon.

                  The preceding summary of certain provisions of the Merger Agreement, the Voting Agreements, the Securities Purchase Agreement and the Commitment Letter is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

                  Other than as described above, none of the Reporting Persons or the persons listed on Schedule I hereto has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although, subject to the provisions of the Merger Agreement, they reserve the right to develop such plans).

ITEM 5. Interest in Securities of the Issuer.

                  (a)-(b) As of the date hereof, none of the Reporting Persons owns any shares of Common Stock. However, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, each of the Reporting Persons may be deemed to have beneficial ownership of the Subject Shares subject to the Voting Agreements, constituting in the aggregate approximately 51.0% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of August 4, 2000).

                  With respect to the Voting Actions, Ventures has the power to vote the Subject Shares in accordance with the terms of the Voting Agreements. Ventures does not have any power to dispose of any Subject Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. None of the Reporting Persons, and, to the knowledge of each of the Reporting Persons, none of the persons listed on Schedule I, beneficially owns any shares of Common Stock other than as set forth herein.

                  (c) No transactions in the Common Stock were effected by any of the Reporting Persons, or, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto, during the 60-day period preceding the date hereof.

                  (d)  None, other than the current holders of the Subject
                       Shares.

                  (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as set forth in this Schedule 13D, to the knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit
Number    Exhibit Description

1. Agreement and Plan of Merger, dated as of August 7, 2000, among Bell Atlantic Corporation (d/b/a Verizon Communications), NorthPoint Communications Group, Inc., Verizon Ventures I Inc. and Verizon Ventures II Inc.

2. Voting and Lock-Up Agreement, dated as of August 7, 2000, between Verizon Ventures I Inc. and Elizabeth A. Fetter.

3. Voting and Lock-Up Agreement, dated as of August 7, 2000, between Verizon Ventures I Inc. and each of Robert F. Flood, Barbara and Nathan Gregory, Steven Gorosh, Timothy Monahan and Michael Malaga.

4. Voting and Lock-Up Agreement, dated as of August 7, 2000, between Verizon Ventures I Inc. and each of Accel Investors '97 L.P., Benchmark Capital Partners L.P. and Benchmark Founders' Fund, L.P., TC Group, on behalf of its affiliated investment funds, and Vulcan Ventures Inc.

5. Voting and Lock-Up Agreement, dated as of August 7, 2000, between Verizon Ventures I Inc. and Morgan Stanley & Co. Incorporated.


                                 SIGNATURES

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2000

                            BELL ATLANTIC CORPORATION
                            (d/b/a VERIZON COMMUNICATIONS)



                            By: /s/ Marianne Drost
                                ---------------------------------
                            Name:   Marianne Drost
                            Title:  Corporate Secretary


                            VERIZON ADVANCED DATA INC.
                            VERIZON VENTURES I INC.



                            By:/s/ Diane K. Ferber
                            ----------------------
                            Name:  Diane K. Ferber
                            Title: Vice President, Chief Financial Officer
                                    and Treasurer


                                 SCHEDULE I

                  The name of each director and executive officer of Bell Atlantic Corporation (d/b/a Verizon Communications) and Verizon Ventures I Inc. is set forth below.

                  The business address of each natural person listed below is c/o Bell Atlantic Corporation (d/b/a Verizon Communications), 1095 Avenue of the Americas, New York, NY 10036. Each person is a citizen of the United States of America.


Board of Directors - Bell Atlantic Corporation (d/b/a Verizon Communications)
-----------------------------------------------------------------------------
   Name                     Present Principal Occupation or Employment
   ----                     ------------------------------------------
James R. Barker          Chairman of The Interlake Steamship Company and
                         Vice Chairman of Mormac Marine Group, Inc. and
                         Moran Towing Company. Director of The Pittston
                         Company; Eastern Enterprises.
Edward H. Budd           Director of Delta Air Lines, Inc.
Richard L. Carrion       Chairman, President and Chief Executive Officer,
                         Popular, Inc. (bank holding company) and Chairman,
                         President and Chief Executive Officer, Banco Popular
                         de Puerto Rico.
Robert F. Daniell        Director of Shell Oil Company.
Helene L. Kaplan         Of Counsel to the law firm of Skadden, Arps, Slate,
                         Meagher & Flom LLP. Director of The Chase
                         Manhattan Corporation; Exxon Mobil Corporation; The
                         May Department Stores Company; Metropolitan Life
                         Insurance Company.
Charles R. Lee           Chairman and Co-Chief Executive
                         Officer, Bell Atlantic Corporation;
                         Director of United Technologies
                         Corporation, USX Corporation and The
                         Procter & Gamble Company.
Sandra  O. Moose         Senior Vice President and
                         Director of The Boston Consulting Group,
                         Inc. Director of Rohm and Haas Company and
                         27 investment companies sponsored by The
                         New England Funds.

Joseph Neubauer          Chairman and Chief Executive Officer, ARAMARK
                         Corporation (managed services). Director of CIGNA
                         Corporation; Federated Department Stores; First Union
                         Corporation.
Thomas H. O'Brien        Chairman and Chief Executive Officer, The PNC
                         Financial Services Group, Inc. Director of Blackrock,
                         Inc.; Hilb, Rogal and Hamilton Company; USAirways.
Russell E. Palmer        Chairman and Chief Executive Officer, The Palmer
                         Group (investment firm). Director of Honeywell
                         International Inc.; The May Department Stores
                         Company; Safeguard Scientifics, Inc.; Federal Home
                         Loan Mortgage Corporation.
Hugh B. Price            President and Chief Executive Officer, National Urban
                         League. Director of Metropolitan Life Insurance
                         Company; Sears, Roebuck and Co.
Ivan G. Seidenberg       President and Co-Chief Executive Officer, Bell Atlantic
                         Corporation;  Director of American Home Products
                         Corporation; Boston Properties, Inc.; CVS Corporation;
                         Honeywell International Inc.; Viacom, Inc.
Walter V. Shipley        Director of Champion International Corporation; Exxon
                         Mobil Corporation.
John W. Snow             Chairman, President and Chief Executive Officer, CSX
                         Corporation (rail freight). Director of Circuit City
                         Stores, Inc.; Johnson & Johnson; USX Corporation.
John R. Stafford         Chairman, President and Chief Executive Officer,
                         American Home Products Corporation (healthcare and
                         agriculture products). Director of The Chase Manhattan
                         Corporation; Deere & Company; Honeywell
                         International Inc.
Robert D. Storey         Partner, Cleveland law firm of Thompson, Hine & Flory
                         LLP. Director of The Proctor & Gamble Company; The
                         May Department Stores Company.


Executive Officers - Bell Atlantic Corporation (d/b/a Verizon Communications)
-----------------------------------------------------------------------------

      Name                       Title
      ----                       -----

James A. Attwood              Executive Vice President - Strategy,
                              Development and Planning
Lawrence T. Babbio, Jr.       Vice Chairman and President
Mary Beth Bardin              Executive Vice President - Public
                              Affairs and Communications
William P. Barr               Executive Vice President and General
                              Counsel
William F. Heitmann           Senior Vice President and Treasurer
Charles R. Lee                Chairman and Co-Chief Executive Officer
Michael T. Masin              Vice Chairman and President
Frederic V. Salerno           Vice Chairman and Chief Financial
                              Officer
Ivan G. Seidenberg            President and Co-Chief Executive Officer
Ezra D. Singer                Executive Vice President - Human
                              Resources (Acting)
Dennis F. Strigl              Executive Vice President and President
                              - Domestic Wireless
Lawrence R. Whitman           Senior Vice President and Controller


Board of Directors - Verizon Advanced Data Inc.
-----------------------------------------------
      Name                       Title
      ----                       -----
Amy B. McIntosh               Director


Executive Officers - Verizon Advanced Data Inc.
-----------------------------------------------
      Name                       Title
      ----                       -----
John S. Cullina               Secretary
Diane K. Ferber               Vice President, Chief Financial Officer
                              and Treasurer
Paul N. Kelly                 Assistant Treasurer
Amy B. McIntosh               President

Board of Directors - Verizon Ventures I Inc.
--------------------------------------------
      Name                       Title
      ----                       -----
Amy B. McIntosh               Director


Executive Officers - Verizon Ventures I Inc.
--------------------------------------------
      Name                       Title
      ----                       -----
John S. Cullina               Secretary
Diane K. Ferber               Vice President, Chief Financial Officer
                              and Treasurer
Paul N. Kelly                 Assistant Treasurer
Diane S. Linker               Assistant Secretary
Amy B. McIntosh               President
Philip Seskin                 Vice President - Strategic Development

                                SCHEDULE II

              Stockholders*                      Shares of Common Stock

Accel Partners, on behalf of its affiliated                  6,007,295
funds
Benchmark Capital Partners L.P.                              8,999,592
Benchmark Founders' Fund, L.P.                  (See Benchmark Capital
                                                        Partners L.P.)
Elizabeth A. Fetter                                              1,816
Robert F. Flood                                              3,913,980
Steven Gorosh                                                2,600,251
Barbara Gregory                                              4,613,656
Nathan Gregory
Michael Malaga                                               7,261,030
Timothy Monahan                                              3,694,334
Morgan Stanley & Co. Incorporated                            1,432,233
TC Group, on behalf of its affiliated funds                 18,902,257
Vulcan Ventures Inc.                                        10,243,824

* Includes shares held indirectly by the Stockholders



                               EXHIBIT INDEX

Exhibit
Number    Exhibit Description

1. Agreement and Plan of Merger, dated as of August 7, 2000, among Bell Atlantic Corporation (d/b/a Verizon Communications), NorthPoint Communications Group, Inc., Verizon Ventures I Inc. and Verizon Ventures II Inc.

2. Voting and Lock-Up Agreement, dated as of August 7, 2000, between Verizon Ventures I Inc. and Elizabeth A. Fetter.

3. Voting and Lock-Up Agreement, dated as of August 7, 2000, between Verizon Ventures I Inc. and each of Robert F. Flood, Barbara and Nathan Gregory, Steven Gorosh, Timothy Monahan and Michael Malaga.

4. Voting and Lock-Up Agreement, dated as of August 7, 2000, between Verizon Ventures I Inc. and each of Accel Investors '97 L.P., Benchmark Capital Partners L.P. and Benchmark Founders' Fund, L.P., TC Group, on behalf of its affiliated investment funds, and Vulcan Ventures Inc.

5. Voting and Lock-Up Agreement, dated as of August 7, 2000, between Verizon Ventures I Inc. and Morgan Stanley & Co. Incorporated.